The Hartford Financial Services Group, Inc.

2001 Summary Annual Report



02024983



RECD S.E.C.
MAR 2 1 2002
080

There's only ONE WAY to run a business...



THE HARTFORD




the RIGHT
way.

Financial Highlights

(in millions except for per share data)	2001	2000	1999
Net income [1]	**$ 507**	$ 974	$ 862
Operating income [1] [2]	**$ 724**	$ 962	$ 837
Revenues [3]	**$ 15,147**	$ 14,703	$ 13,528
Assets under management	**$ 198,047**	$ 182,964	$ 173,425
Diluted Earnings Per Share:			
Net income [1]	**$ 2.10**	$ 4.34	$ 3.79
Operating income [1]	**$ 3.00**	$ 4.29	$ 3.68

[1] 2001 includes $440 of losses ($1.85 per basic and $1.82 per diluted share) related to the September 11 terrorist attack ("September 11") and a $130 tax benefit ($0.55 per basic and $0.54 per diluted share) at Hartford Life, Inc. ("HLI").

[2] Operating income represents after-tax operational results excluding, as applicable, net realized capital gains or losses, extraordinary items, the cumulative effect of accounting changes and certain other items.

[3] 2001 includes a $91 reduction in premiums from reinsurance cessions related to September 11.

Net Income

in millions



$1,000
800
600
400
200
2001
2000
1999

Net income excluding September 11 and HLI tax benefit

Operating Income

in millions



$1,200
960
720
480
240
2001
2000
1999

Operating income excluding September 11 and HLI tax benefit

Revenues

in billions



$15
12
9
6
3
2001
2000
1999

Assets Under Management

in billions



$200
160
120
80
40
2001
2000
1999

Dear Fellow Shareholders,

It would be difficult to imagine a more tumultuous year than 2001. But if one major test of a company's character is its performance in the face of extreme adversity, The Hartford aced that test.

Successfully managing our company through a turbulent stock market and the beginning of a recession was challenge enough through the first eight months of the year.

Then came the morning of Sept. 11. What followed, in retrospect, almost made those "normal" challenges seem like child's play.

None of us will ever forget where we were when we heard the shocking news. I had just stopped at the home of Stuart Carlisle, The Hartford's director of investor relations. We were on our way to an analysts' meeting in Manhattan, but that meeting, of course, never took place.

With our eyes glued to the horrific events unfolding on television, our thoughts turned immediately to our 330 employees in 7 World Trade Center and our partners at Aon, Marsh & McLennan, Bank of America and Morgan Stanley, who had offices in the Twin Towers.

As you'll read in this report, we were profoundly thankful that all of our people survived the devastation. Our New York offices were back up and running within a week, thanks to a superb group of people I'm proud to call our employees. Tragically, not all our partners were as fortunate. Many of us lost friends, relatives or long-time business colleagues.

It's almost a cliché now, but that morning changed our lives. Entire industries, including the financial services industry, will feel its effects for many years.

Sept. 11 also taught us some harsh business lessons. There are suddenly new risks in insuring large sections of neighborhoods filled with top-quality office buildings. Horribly, we have to alter our view of workers' compensation risks, even for employers in low-risk professions, like accountants and attorneys.

But even with all that, we know one thing didn't change on Sept. 11: a determination, backed by 190 years of experience, to run The Hartford's business the right way. The right way means always thinking ahead and doing the things that ensure we have the unshakeable financial strength to pay over $1.2 billion in gross losses (before taxes and reinsurance) relating to Sept. 11. In a broader context, it means taking the long-term view and sticking to



The Hartford Chairman, President and CEO Ramani Ayer speaking at the opening of New York employees' new permanent offices in early November. Despite the destruction of their offices at 7 World Trade Center on Sept. 11, The Hartford's New York employees had their businesses back in operation by Sept. 17. Employees moved into their new permanent offices less than 60 days after the attack.

our proven approach to asset management despite the stock market's vagaries. It means growing our business profitably, maintaining financial discipline, controlling expenses and providing extraordinary service to distributors and customers.

We take the last point very seriously, as evidenced by our earning a sixth consecutive DALBAR Annuity Service Award in 2001. DALBAR also awarded us the Intermediary Service Award and the first-ever Life Insurance Service Award.

As you'll read throughout this report, service means very specific—and very important—things to us. We strive to forge strong partnerships with our distributors and provide them with technological tools and outstanding products to enhance their selling efforts. These are some of the underpinnings to our solid 2001 results.

Despite the challenges I've mentioned, our revenues for 2001 rose 3 percent to $15.1 billion. Total assets under management rose 8 percent to $198 billion. Operating income rose 7 percent to $1.034 billion, or $4.28 per diluted share, excluding the $440 million impact of Sept. 11 (after tax and net of reinsurance) and a $130 million tax benefit in our life operations.

The results attest to the resilience of our enterprise. With our strong and balanced portfolio of businesses, we consistently demonstrate superior financial performance. Since 1995, we've produced 13 percent annualized operating earnings-per-share growth, excluding the effects of Sept. 11 and the tax benefit in 2001, and 13 percent annualized growth in assets under management. Excluding the effect of Sept. 11 and the tax benefit, operating return on equity has met or exceeded our 13 to 15 percent target every year for the past five years.

All this translates into increased shareholder value. Since 1995, our market cap has increased from $5.7 billion to $15.4 billion—an 18 percent compound annual growth rate. Our share price has increased nearly 160 percent since The Hartford became a public company. During the same period, the S&P 500 increased 89 percent, and the Dow Jones Industrial Average 97 percent.

It's no surprise that our management team is highly regarded within the financial services industry and on Wall Street. We've built a strong leadership team, complemented by more than 27,000 dedicated employees who are nurtured and energized by a culture of success. Consequently, we had a smooth leadership transition over the past year. Tom Marra succeeded Lon Smith as president of our life operations and joined our board of directors. Lon retired after a 33-year career with The Hartford, and we owe him a tremendous amount of gratitude for building a strong and successful operation.

During 2001 we also welcomed two new members to our board of directors. Edward J. Kelly III, president and CEO of Mercantile Bankshares Corp., joined us in May, and we welcomed Charles B. Strauss, president and CEO of Unilever United States, Inc., in November.

We're well-positioned for growth in 2002. On Jan. 1 we renewed our relationship with AARP by signing a new eight-year contract to market auto and homeowner's insurance to its 35 million members. Our small-business property-casualty operation continues to grow—premiums surpassed $1.2 billion in annual sales in 2001.

We're also in a leading position to take advantage of demographic shifts and to provide estate planning and investment and insurance products to baby boomers. We are very excited, too, about our new SMART 529™ college savings program, which offers flexible features and numerous tax advantages. And the growing small-business market segment is a key target for our 401(k) and group-benefits businesses. In fact, with $2 billion in fully insured premiums and $106 million in net income, the Group Benefits Division (GBD) had its best year ever.

As our markets continue to grow and evolve, we stay intensely focused on the key strategies in all our businesses.

Soon after the Sept. 11 attack, The Hartford Chairman, President and CEO Ramani Ayer, left foreground, joined other industry CEOs in meeting with President Bush at the White House. During the meeting, the executives assured the president of industry support as the nation recovers.



In our life operations, aided by the Fortis Financial Group acquisition, we're enhancing our market share and our distribution advantage. Individual life sales rose 14 percent over 2000. Retail mutual fund sales increased 11 percent—despite a 19 percent drop in total industry retail sales for the year. Performance in our Investment Products Division was strong across all lines of business. Sales of 401(k) plans and institutional investment products rose 58 and 46 percent, respectively, in 2001, and our variable annuity market share increased to 8.6 percent.



Dave Zwiener, President and Chief Operating Officer, Property & Casualty Operations

We believe we are uniquely positioned to reap the benefits of a recovering and, ultimately, rising stock market because we've enhanced our industry-leading market share for individual retail variable annuities in a down market. This is especially encouraging since industry-wide variable annuity sales declined by more than 17 percent last year. We're leveraging our wholesaling capabilities to sell more mutual funds and retirement plans, and we're pursuing long-term growth opportunities driven by consumers' financial needs, demographic shifts and our strengths as an organization.

As we add scale, we're reinventing the life insurance sales process. Our SimplifyLife program makes it easier for financial intermediaries to sell life insurance to clients in the "emerging affluent" market. We're relieving financial professionals of time spent filling out applications or asking their clients personal medical questions. Our in-house interviewers call the client, fill out the application and order any necessary medical tests or underwriting requirements. As a result, intermediaries can concentrate on what they do best: selling.

We're also making inroads into international markets. We have a highly successful venture in Brazil to sell personal savings, pension and life insurance products. In addition, our new venture in Japan, Hartford Life Insurance K.K., reported more than $500 million in variable annuity sales in 2001. We are also exploring the possibility of establishing operations in a few select markets with favorable demographics.

The relentless pursuit of excellence also applies to our property-casualty operations. Excluding the effect of Sept. 11, our Business Insurance segment saw a 20 percent jump in premiums in 2001. Our combined ratio in this segment was 97.8—a 2.8-point improvement over the prior year. Our affinity personal lines premiums rose 11 percent, reflecting our growing business with AARP members. And our specialty professional liability business saw a 56 percent premium gain.

We merged our personal and business insurance sales and agency management organizations in 2001 to give agents a single point of contact. This makes it easier for them to do business with us and enhances their ability to cross-sell these lines. We also gave agents a wealth of new technological tools. They include continuously updated small-business underwriting guidelines available online, customized direct-bill status reports, online access to commission statements, and online quoting capabilities, to name just a few.

Recognizing that technology can only supplement—not supplant—personal relationships, we created an organization of business technology solutions managers in our field offices. These specialists provide hands-on support to property-casualty agents who use The Hartford's online tools.

This successful high-tech, high-touch mix is one reason why we estimate our small-business insurance growth rate is five to six times the industry average. Another reason is that we strategically target these businesses' unmet needs. Our new CyberFlex™ business insurance coverage, for example, is geared to traditional brick-and-mortar businesses that have some exposure for cyber-risk in their normal course of doing business—such as using e-mail or operating a Web site.



Tom Marra, President and Chief Operating Officer, Life Operations

Our focus on growth never distracts us from the bottom line. When markets or businesses prove unprofitable, we're nimble enough to take quick action. We exited the European property-casualty business in 2001, focusing instead on financial services in Asia. We also repositioned our reinsurance business to concentrate on the U.S. market, where we're already strong.

In all our operations, we've built a well-deserved reputation as a premier partner because we offer an exceptional value proposition that will never change: innovative products, world-class money management, value-added distribution, and outstanding service and technology.

I'm deeply grateful to our employees, our business partners, our board of directors and, of course, our customers for their support during some of the most trying times we've ever experienced. I especially want to thank you, our shareholders, for allowing us to continue earning your support.

My confidence in our company and our industry has never wavered, even in the darkest moments following Sept. 11. True, we're still grappling with serious issues. The question of federal backstop legislation for terrorism is still unresolved, and the possibility of future terrorist attacks remains a serious concern. The world and its risks are much changed since I wrote my letter to you a year ago. But we'll continue to manage risks prudently while always thinking ahead for our shareholders, customers and partners. That's what we're in business to do. We'll continue to run our business the right way, and I believe we'll continue to earn your trust.

Sincerely,

Ramani Ayer
Chairman, President and Chief Executive Officer

▽ *The Hartford claims adjusters arrived in lower Manhattan within days after the Sept. 11 attack to fulfill obligations to policyholders who suffered losses. Senior Property General Adjuster Ray Davidson wrote a check on the spot for $250,000 to Wheelhouse Corp. and gave it to Wheelhouse Director Javier Flaim, left, to help the company's recovery efforts. The Burlington, Mass.-based software developer had a downtown Manhattan office that suffered extensive damage.*

▷ *After the Sept. 11 disaster, a team of The Hartford's home office employees set up shop in a conference room to organize some 150 employees, who delivered supplies and equipment by car and ferry to get temporary New York-area offices up and running within a week. Left to right, Leslie Cyrulik, automation project manager, corporate real estate; Sarah Blount, director, client services, enterprise technologies services; Mark Gauvain, assistant vice president, property-casualty e-business; Tony Abate, vice president, IT acquisitions; Franca Lewis, assistant director, information technology; and Patrice Chandler, assistant procurement administrative manager, procurement.*

the RIGHT





people

The worst of 2001 brought out the best in The Hartford's people.

As the world watched the horrors of Sept. 11, some 330 of our New York employees fled their offices in 7 World Trade Center. Though many were caught in the debris and dust from the nearby Twin Towers, all escaped safely.

By the time the 47-story 7 World Trade Center building collapsed at about 5:20 p.m., The Hartford had already arranged for temporary space in several of the company's other offices. Employees and suppliers immediately began working around the clock to get the business up and running again. Despite the destruction, back-up systems kept distributors' and customers' data secure.

A hundred miles from Ground Zero, home office employees in Hartford, Conn., began shuttling equipment and supplies to our temporary offices. Some booked Long Island Sound ferries from Connecticut to Long Island within 48 hours of the attack. Others spent the weekend driving supplies to the new locations so employees could concentrate on customers instead of on finding pens and paper. Employees and suppliers were determined to get the company, its distributors and its customers through the crisis.

By Monday, Sept. 17, all of The Hartford's business units in New York were serving customers again. Employees had new furniture, phones, servers and PCs. Distributors' and customers' access to company e-mail was never interrupted. Calls to old phone numbers were rerouted to cell phones or new office phones. Print and radio ads—along with The Hartford's Web site—gave customers instructions for filing claims quickly. Customer relationships were stronger than ever. The Hartford Experience—customer solutions, ease of doing business and extraordinary service—was never better demonstrated.





Meanwhile, in midtown Manhattan, The Hartford's negotiations for permanent offices—a process that normally takes 12 to 15 months—were complete.

The feverish pace was in some ways therapeutic. It helped take people's minds off the tragedy and the monumental loss of life, including the lives of many good friends and business colleagues at Aon, Marsh & McLennan, Bank of America and Morgan Stanley—major partners of The Hartford with offices in the Twin Towers.

Like many Americans watching the heroism of firefighters, police and emergency crews, thousands of our employees asked, "How can we help?" Fortunately, they found ways. Lots of them. Employees crowded into bloodmobiles and dropped food and supplies into overflowing bins. With the company's match, employees also donated more than $700,000 to relief efforts, and The Hartford provided a special telephone hotline for employees who needed counseling.

"Focused resolve" is how New York-based Regional Vice President Brandon Hickey characterizes The Hartford's response. "It solidified in my mind how strong the culture is at this company," he says. "The emotional stress of Sept. 11 will be with us for a long time. But as a tribute to the people who were there, we came back as quickly as we did because we knew we had a job to do, and we were committed to succeed."

By early November—less than 60 days after the attack—The Hartford's New York employees were in their new permanent offices at 2 Park Ave.

No less impressive—and certainly no less swift—was The Hartford's claims service during Sept. 11's aftermath. "Catastrophe Team"—CAT—adjusters were on the ground within days, fulfilling obligations to policyholders who suffered losses. As an example, The Hartford advanced $1 million within 72 hours of the disaster to help the Thacher, Proffitt & Wood law firm establish temporary midtown Manhattan offices. All the firm's employees had evacuated the World Trade Center's south tower before everything in their offices was destroyed. Within a week, Thacher, Proffitt & Wood was back in business.

The Hartford assigned extra resources to expedite service requests, and customers received premium payment extensions as needed. One adjuster wrote a $250,000 check on the spot to help a lower Manhattan software-development company begin its recovery. CAT team members and call center customer service representatives received special training to help them cope with traumatized customers, and the company distributed disaster-recovery literature and forms to help customers get back to business.

The Hartford's Group Benefits Division (GBD) offered crisis-counseling services to policyholders in the New York metropolitan area. In order to speed the payment of claims, GBD employees immediately contacted customers with offices in the towers and worked with industry organizations to expedite the issuing of death certificates.

The Hartford's individual life operations scoured airline manifests and missing-persons lists, looking for names of customers. When they spotted a potential match, they called agents to alert them to a possible claim and provided tips on how to proceed.

Future generations will measure the full impact of Sept. 11. But at The Hartford, one thing is known already. As they did after disasters such as the New York fire of 1835, the Chicago fire of 1871 and the 1906 San Francisco earthquake, The Hartford's people in 2001 ran their business the only way they know how—the right way. They put customers first and kept promises. In so doing, they helped lay the foundation for a more confident future.



◁ *New York employees admire a painting depicting the courage and resilience of The Hartford employees and the New York rescue teams. The montage, which now hangs in the lobby of The Hartford's New York offices, was painted by Andy Yelenak of The Hartford's Information Technology department.*

△ *The Hartford's New York staff got their businesses back up and running in less than a week after the Sept. 11 attack, despite the destruction of their offices. Among those who were instrumental in getting 330 employees situated in temporary office space were, left to right, Lucille T. Sgaglione, vice president, Hartford Financial Products; Linda Banks, administrative assistant, office support services, Business Insurance; Holly McCalmont, human resources manager, Business Insurance; Jim Norris, business technology solutions manager, Business Insurance; Craig Lowenthal, first vice president and chief information officer, Hartford Financial Products; and Susan Miranda, support services manager, Hartford Specialty Co.*

▽ *John Belisle, right, is senior vice president of Oswald, Trippe and Company, Inc. in Fort Myers, Fla., one of The Hartford's largest sellers of Select Customer commercial insurance. David van der Merwe, president of electronics manufacturer Saftronics, Inc., depends on him for reliable counsel, as well as products tailored to Saftronics' business.*

▷ *The Hartford signed a new eight-year contract, beginning Jan. 1, 2002, to continue its highly successful relationship with AARP. Property & Casualty Operations President and CEO Dave Zwiener, second from left, works closely with, left to right, Bill Farris, director, financial products, AARP Services, Inc.; Leisha Spaulding, manager, financial products, AARP Services, Inc.; and Steve Zaleznick, CEO, AARP Services, Inc.*

the RIGHT





partners

"Partnering" is a popular business buzzword that may vanish as quickly as it appeared. The Hartford's partnerships, on the other hand, are built for the long term and have played a major role in the company's growth and success.

The company enjoys outstanding partnerships with several of the world's top asset managers. It also values its thousands of relationships with financial intermediaries such as large broker-dealers, banks and independent financial planners—and with affinity partners who extend The Hartford's reach into large, growing markets.

"A lot of people talk about having the right partners, but The Hartford views it differently from most," says Gary Trippe, CEO of Fort Myers, Fla., property-casualty agency Oswald, Trippe and Company, Inc. "They look for partners who share their core values, and the relationship is based on trust and respect. It's all about compatibility." Trippe should know. His agency writes three times as much business with The Hartford, in both personal and commercial lines, as it writes with any other insurer.

Mutually beneficial partnerships with successful businesses of all sizes are the foundation of The Hartford's business model.

Perhaps no relationship represents shared values and shared success better than the one with AARP, which signed a new eight-year contract with The Hartford that began Jan. 1, 2002. The AARP insurance program with The Hartford is a model of affinity marketing and distribution savvy. AARP's membership—those age 50 and over—is the fastest-growing segment of the U.S. population. Computer use among this group is growing by an estimated 20 percent per year, and the population segment respects established brands and seeks value, convenience and extraordinary service.

That right combination of factors helps make AARP's World Wide Web site one of The Hartford's most dynamic sources of business growth. In 2001 the company's link to AARP's Web site accounted for much of the $55 million worth of auto business The Hartford generated over the Internet.

Because The Hartford quotes and issues this business online (and added online billing in 2001), acquisition and processing costs are 15 to 20 percent lower than those of traditional direct-marketing or face-to-face sales. Because of this and other factors, the expense ratio for AARP business is 30 percent below that of the industry in general. And the customer renewal rate is 96 percent, versus the industry's 88 percent, making the AARP program yield some of the most profitable auto business The Hartford writes.

The relationship also has The Hartford thinking ahead toward new business and an even stronger relationship with AARP members. The Hartford can cross-market auto insurance to homeowner's customers and homeowner's insurance to auto customers, which presents a tremendous growth opportunity. In addition, The Hartford is committed to providing value to AARP members in many ways. An example: The Hartford and AARP work with the MIT Age Lab to produce information—available in print and on both partners' Web sites—advising AARP members about Alzheimer's disease and other forms of dementia as they affect driving ability. The information guides caregivers struggling with difficult decisions about family members' safety behind the wheel. The resource—a customer solution like no other—helps enhance the superior value The Hartford provides to AARP members.

Although it's the most comprehensive, the AARP relationship isn't The Hartford's only affinity program. The company also has affinity arrangements with USAA and other companies. Regardless of the program's size, the affinity partners share the right qualities: strong name-brand recognition, first-class marketing and a broad and loyal customer base.

In other words, they share some of The Hartford's core attributes.





◁ *The Campbell Agency in Byron Center, Mich., found that by aligning its organization to mirror that of The Hartford, the two partners could work more closely—and grow more—together. For example, The Campbell Agency emulated The Hartford by dedicating a team to the small-business market. That made the agency more proficient at identifying potential customers and setting sales targets, according to Mary Lou Barna, vice president, sales and marketing. In other words, she says, the partnership with The Hartford has made Barna and her colleagues better managers.*

△ *Dalal Maria Salomon, right, is managing director, investment officer of Salomon Group, part of First Union Securities in Richmond, Va. She strives to maintain high service levels for clients such as Daniel Austin, whose life insurance from The Hartford is part of a diversified investment portfolio Salomon helps him manage. Salomon relies on The Hartford for outstanding service, versatile online tools and consistently strong returns. The Hartford's mutual funds are some of her first choices when designing a portfolio.*

the RIGHT



△ Marsh, Inc. is a major distributor of The Hartford's group benefits plans for mid-sized businesses—a key growth area for The Hartford. Joe Axelrod, senior account executive, third from right, and Kevin Szott, group sales representative, far right, work in partnership with senior executives from Marsh's employee benefits practice. The team includes, left to right, Senior Vice Presidents Kerry King, Robert Lustberg, Maria McHugh and, second from right, Eric Jacobson. Szott, who is legally blind, also works with The Hartford's Team Ability, a group of company-sponsored athletes with disabilities.

▷ In 2001, The Hartford introduced a new category of commercial coverage called CyberFlex,™ designed to protect small and mid-sized businesses against e-business risks such as e-mail viruses and Web site business interruption. Deirdre Barbee, The Hartford's middle market manager in Charlotte, N.C., Mike Lesniak, Charlotte regional vice president, far left, and VIP agent Cameron Harris, president of Cameron M. Harris & Company, second from right, explain CyberFlex's benefits to Todd W. Mansfield, CEO of Crosland, a Charlotte property developer and a 13-year customer of The Hartford. Product innovations such as CyberFlex allow The Hartford to provide risk-management solutions for customers as their businesses evolve.



products & services

How do you secure the future when the present is puzzling enough? It's a big challenge, and The Hartford's primary objective. Everything we do is designed to help our customers deal with the uncertainties that lie ahead.

The Hartford believes the best way to secure the future is to provide customers with the right products, and then back those products with outstanding performance and great service. Staying focused on this objective was never more important—or more challenging—than in 2001.

True to form, The Hartford's life operations' annuities and mutual funds delivered high-quality performance in a time of market turmoil. Despite an anemic stock market, 87 percent of the funds in The Hartford's Director variable annuity remained in the first or second quartile of three-year returns within the Lipper Peer Group in 2001. Sixty-four percent of the funds in the Leaders suite of annuities and 91 percent of The Hartford's mutual funds remained in the first or second quartile over the three-year period.

The ability to deliver that kind of performance can be traced to our money managers—Wellington Management Co., American Funds, Franklin Templeton Investments, MFS Investment Management, AIM Funds Management, Inc., Putnam Investment Management and The Hartford's own Hartford Investment Management Co.

All of The Hartford's money managers have years of experience and are among the most respected firms in the industry. Their experience and expertise were especially important during the market volatility we saw in 2001. They always stay focused on long-term performance, which is the true measuring stick of The Hartford's value to its customers.

Besides outstanding products and excellent management, great service is a critical component in delivering the right solutions to our customers. In 2001, The Hartford won an unprecedented sixth consecutive DALBAR Annuity Service Award, as well as the



Intermediary Service Award and the first-ever Life Insurance Service Award. The triple win reflected the overall excellence of The Hartford's service, a natural complement to the company's quality products. DALBAR also recognized The Hartford's mutual funds as the industry leader in several categories, including investment management.

In managing its product portfolio, The Hartford follows its own advice: think ahead and diversify. The company's earnings base derives from a variety of businesses. Diversification is a key element in managing risk and ensuring profitability—a time-tested philosophy that held especially true in 2001, as the company's other businesses evolved to anticipate changing market demands and to offer protection from new risks.

The property-casualty Business Insurance group, for example, extended its coverage to include common risks associated with e-commerce. Hartford Financial Products' (HFP) coverage continued to meet emerging risks in an extremely volatile business environment.

The Hartford helped customers manage risk by developing a new category of commercial coverage called CyberFlex.™ This targets the previously unmet needs of small and mid-sized businesses that are integrating the Internet and other communications tools into their regular operations.

A 2001 survey by The Hartford revealed that 80 percent of small and mid-sized businesses weren't sure if their current insurance policies covered specific—and increasingly common—risks such as e-mail viruses, Web site business interruption and online copyright infringement. CyberFlex coverage protects middle-market and small-business policyholders against the risk of those potentially debilitating conditions.

CyberFlex is part of a broad array of industry-specific coverages in The Hartford's SPECTRUM® business-owner's policy, including protection against employment practices liability, equipment breakdown and business interruption. As the economic environment changes rapidly, The Hartford thinks ahead by providing those flexible coverages. And the company's streamlined product-development process maximizes speed-to-market so agents have the right products to sell at the right time. That's one reason why we estimate The Hartford's small-business insurance growth is five to six times the industry average.

Developing products for a changing business environment is also a proven skill of HFP. The unit completed its first full year as part of The Hartford after our 2000 acquisition of Reliance Group Holdings, Inc.'s financial products and excess and surplus lines.

It was quite a year after quite a decade. Demand for HFP's mainstay directors and officers liability insurance was high during the 1990s as the number of U.S. public corporations tripled. Amid the past year's corporate retrenchment, loss activity led to industry-wide premium price increases of up to 30 percent. A flight to quality was inevitable under such conditions, and a strong brand and superior ratings helped HFP distance itself from lesser competitors. Even the horrific collapse of its World Trade Center headquarters couldn't hold HFP back in 2001. It renewed $43 million worth of business in September alone, fulfilling its commitment to protecting customers against uncertainty.



◁ *A strong brand and superior ratings help Hartford Financial Products (HFP) differentiate its directors and officers liability insurance from those of competitors. HFP's Boston Regional Manager Doreen Lukowski-Rizza works with HFP Underwriting Manager David Garrison, far right, and financial professionals such as William Gallagher Associates President and CEO Philip Edmundson, second from left, and Principal Richard Leavitt.*

△ *Hartford Investment Management Co., which specializes in fixed-income asset management, has nearly $75 billion under management. Marcie Hayden, money market trader, and Peter Perrotti, government portfolio manager, are two members of a professional organization whose annual trading volume exceeds $50 billion.*

▽ *Business Technology Solutions Manager Mike Conery and Automation Trainer Brenda Fischer, left, help agents such as Bonnie Piazza, commercial select accounts manager at Webster Insurance in Hartford, Conn., integrate The Hartford's technological tools into their sales strategies. BTSMs work out of 14 regional offices throughout the country, advising agents on the best way to use tools such as the Electronic Business Center and InterComm On the Net (ICON), a Web-based automated quoting system.*

▷ *Kwadwo Dankyi-Ampadu, service representative, personal lines, takes customer phone calls in The Hartford's Southington, Conn., customer call center. It's one of three AARP call centers throughout the United States.*

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technology

New technology tools made The Hartford Experience—customer solutions, ease of doing business and extraordinary service—more real than ever for our customers in 2001.

It was a year that saw the debut of life operations' Hartford Investor Web portal, expanded Web portals for group benefits administrators, and enhancements to technology for The Hartford's property-casualty agents and customers.

Hartford Investor is both a versatile personal assistant and an aid in wholesaling, especially for the independent financial planner channel. Broker-dealers and financial advisors can use it to research The Hartford's full complement of individual life and investment products, update their books of business in seconds, track daily fund performance, run financial-planning models, receive online product training, produce customized presentations and even submit business electronically.

In short, the portal allows The Hartford to bring products and functions from a variety of sources into one convenient online environment.

Hartford Investor has two strategic objectives: One, deepen current intermediaries' loyalty to The Hartford by extending The Hartford Experience right to their desktops. Two, expand the network of intermediaries by giving them the technological support they need to grow their businesses.

More than 153,000 licensed intermediaries—from solo advisors to members of large financial institutions—are appointed to sell The Hartford's products. Yet fewer than 60,000 actively write business for the company. The untapped potential is vast, especially among independents, the fastest-growing distribution channel and the only one in which The Hartford doesn't hold the largest market share.

That's bound to change. With Hartford Investor available on their desktops, intermediaries will have far



△ *The Hartford's acquisition of Fortis Financial Group in 2001 enhanced the company's market share and distribution advantage. Most importantly, the acquisition brought into The Hartford's family powerful sales professionals like Allen Chinoy of Darien, Ill., left, the nation's fifth-leading producer of The Hartford's variable universal life insurance. Chinoy is a vocal supporter of Hartford Investor, which makes it easier for him to show customers such as Dr. Dilip Patel how his portfolio is performing.*

▷ *Joe Smith, right, and Kim Connolly, left, are a brother-sister team heading Smith Brothers Insurance, Inc. of Glastonbury, Conn. These VIP agents are enthusiastic users of The Hartford's Electronic Business Center (EBC) and other technological tools for property-casualty agents. They piloted the EBC and have given valuable feedback to Senior Commercial Underwriter Tracey Kamenash and others at The Hartford to help develop the EBC standards and navigational model.*

more incentive to look to The Hartford for the right products to offer their clients.

The Hartford's Group Benefits Division's (GBD) Producer View Web portal enables group benefits brokers to manage their books of business and track commissions and premium payments online. It's also a resource for product brochures and other marketing material. GBD's Employer View portal meets benefits managers' increasing demands for self-service. In 2001 GBD added online billing capability to the portal, which also features access to forms and status reports on premium payments and claims, among other functions.

The property-casualty operation's Electronic Business Center (EBC) has transformed the way agents do business. They can obtain quotes almost instantly, check billing and loss information, track claims payments and perform a host of other daily tasks. Because it's their virtual back office, agents have more time to do what's right for them: build their business. The EBC is proving especially valuable in the high-growth small-business market, where service is as important as price. The EBC saves hours of administrative time, allowing agents to sell commercial insurance products much more profitably.

The EBC also came into its own as a decision-support tool in 2001. Among other new features, its scoring tool evaluates potential small-business customers based on factors such as the number of employees and the size and type of the business. The score helps identify businesses The Hartford is likely to accept and minimizes the complexity of agents' decisions.

Technology introduced in 2001 also enhanced customers' interaction with our personal lines operation. Computer-telephony integration (CTI) at call centers immediately directs calls to the right customer service representative based on whether the caller is an auto or homeowner's policyholder. CTI also automatically calls up the customer's record on the customer service representative's screen so service is faster and doing business is easier—the embodiment of The Hartford Experience.




the RIGHT

△ *Husband-and-wife team Mike and Debbie Brown, senior vice president and vice president of UBS PaineWebber in Chattanooga, Tenn., left, like to cultivate relationships with investors such as Mac and Teresa Dean. One thing that strengthens their bonds is that the Browns don't ask clients to do anything they wouldn't do. "My own family's money is with The Hartford," Mike Brown says. The Browns share equally close relationships with the PLANCO wholesalers who support them.*

▷ *PLANCO organized some 5,000 instructional seminars in 2001. Brian Taggart, regional marketing director, center, educates banks' customer service specialists and branch-based advisors about The Hartford's variable annuities and mutual funds. The sessions give them the knowledge and confidence to sell The Hartford's products or refer potential customers to banks' financial advisors.*

The stock market meltdown of 2001 sent a lot of people running for cover—but not the financial professionals who work with PLANCO, a wholly owned subsidiary of The Hartford that wholesales our annuities, mutual funds and other financial services products.

Despite a painful combination of recession and terrorism, PLANCO never wavered in its confidence in long-term economic growth or in its commitment to the brokers and other intermediaries it serves. And throughout 2001, the industry's leading wholesaler of annuities shared its unshakeable optimism and strengthened its partnerships with more than 153,000 financial advisors.

It's no accident that PLANCO, which The Hartford acquired in 1998, is the industry leader, as well as a trusted wholesaler of mutual funds, 401(k) plans and single-premium variable life. When it comes to supporting financial professionals, PLANCO does it right and does it often—especially during the most trying times.

PLANCO wholesalers spent the latter part of 2001 reminding financial professionals that every 20th century downturn gave rise to a prolonged recovery, and urged them to think ahead to the first recovery of the 21st century. Within two weeks after the Sept. 11 tragedies, thousands of those professionals received a new brochure from PLANCO titled "From Crisis to Recovery." It outlined the history of the bull markets that followed World War II, the Cuban missile crisis, the Iran hostage crisis and the Persian Gulf War, demonstrating the market's resilience and ability to bounce back from a national crisis.

attitude





The optimistic message expanded on The Hartford's "Investor Survival Guide," a brochure PLANCO used throughout the year to help financial professionals advise their clients amid market volatility. PLANCO sent out more than 500,000 guides in the second half of 2001 alone. And that was just a small part of the company's massive educational efforts during the year. Those efforts included 5,000 instructional seminars—1,200 more than in 2000—and constant advice and selling strategies for The Hartford's products.

"Our value is in providing education to financial professionals," says Tim Seifert, PLANCO senior vice president and managing director. "One of their major concerns in 2001 was how to show their clients that we've been through downturns and crises before."

PLANCO wholesalers did that and much more. They provided reliable counsel only a trusted partner can offer. They helped financial professionals successfully show clients the benefits of using short-term buying opportunities to enhance their long-term investment positions. Consequently, despite the prolonged market correction, many of the financial professionals PLANCO works with—and their clients—earned above-market returns in 2001.

PLANCO's extraordinary service and steady support during 2001 reveal how well the company's wholesalers always think ahead and anticipate financial professionals' needs. That does more than sell financial products; it builds trust. Trust is the bedrock on which PLANCO was founded 25 years ago. Trust—along with a constant flow of reliable information and advice—is what has helped PLANCO's clients weather changes in the financial markets over those 25 years. And trust is what makes PLANCO the financial advisor's "partner of choice" today.

"We want to be a trusted advisor to our clients so they in turn can be trusted advisors to theirs," says Seifert. "Our role doesn't always revolve around products. Sometimes it just means being the go-to person, the one who can solve difficult problems. Financial professionals need an inner circle of people they can always turn to."

PLANCO is at the center of that circle.

◁ *Becky Frazier, investment representative for Edward Jones in Kingsport, Tenn., helps build retirement plans for clients such as Calvin and Jean Bird. When Frazier left a previous company to join Edward Jones, her former PLANCO wholesaler notified a PLANCO colleague who services Edward Jones' financial advisors. He immediately introduced himself to Frazier, who was happy to continue the PLANCO relationship. Some 90 percent of the variable annuities Frazier sells—and nearly 40 percent of the mutual funds—are from The Hartford.*

▽ *Financial professionals like Gary Wortman and Martha Winn have good reasons for working with The Hartford and PLANCO. "PLANCO's service is outstanding," says Wortman, financial consultant at RBC Centura Securities in Shelby, N.C. "Their people get me the answers I need when I need them." And Wellington Management Co., which manages many of The Hartford's mutual funds, is "as good as any money manager on Wall Street," says Winn, personal banker at RBC Centura Bank.*



Board of Directors



Rand V. Araskog
Retired Chairman
and Chief Executive,
ITT Corporation
3–chair, 4, 5



Ramani Ayer
Chairman, President and
Chief Executive Officer,
The Hartford



Dina Dublon
Executive Vice President
and Chief Financial Officer,
JP Morgan Chase & Co.
1, 2, 3



Donald R. Frahm
Retired Chairman, President
and Chief Executive Officer,
The Hartford
1, 3, 5



Edward J. Kelly III
President and
Chief Executive Officer,
Mercantile Bankshares
Corp. *1, 3, 4*



Paul G. Kirk, Jr.
Of Counsel to Sullivan
& Worcester, law firm
1, 2, 5–chair



Thomas M. Marra
Executive Vice President,
The Hartford; President
and Chief Operating Officer,
Life Operations



Robert W. Selander
President and Chief
Executive Officer,
MasterCard International
1–chair, 2, 4



Charles B. Strauss
President and Chief
Executive Officer,
Unilever United States, Inc.
1, 3, 4



H. Patrick Swygert
President,
Howard University
2, 4–chair, 5



Gordon I. Ulmer
Retired Chairman and
Chief Executive Officer,
the former Connecticut
Bank and Trust Company
2–chair, 3, 5



David K. Zwiener
Executive Vice President,
The Hartford; President
and Chief Operating Officer,
Property & Casualty
Operations

1 Audit Committee
2 Compensation and Personnel Committee
3 Finance Committee
4 Legal and Public Affairs Committee
5 Nominating Committee

Financial Information

Selected Financial Data

(In millions, except for per share data and combined ratios)	**2001**	2000	1999	1998	1997
Income Statement Data					
Total revenues [1] [2]	**$ 15,147**	$ 14,703	$ 13,528	$ 15,022	$ 13,461
Income before extraordinary item and cumulative effect of accounting changes [3]	**549**	974	862	1,015	1,332
Net income [3] [4]	**507**	974	862	1,015	1,332
Balance Sheet Data					
Total assets	**$ 181,238**	$ 171,532	$ 167,051	$ 150,632	$ 131,743
Long-term debt	**1,965**	1,862	1,548	1,548	1,482
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures	**1,412**	1,243	1,250	1,250	1,000
Total stockholders' equity	**9,013**	7,464	5,466	6,423	6,085
Earnings Per Share Data					
Basic earnings per share [3]					
Income before extraordinary item and cumulative effect of accounting changes [3]	**$ 2.31**	$ 4.42	$ 3.83	$ 4.36	$ 5.64
Net income [3] [4]	**2.13**	4.42	3.83	4.36	5.64
Diluted earnings per share [3]					
Income before extraordinary item and cumulative effect of accounting changes [3]	**2.27**	4.34	3.79	4.30	5.58
Net income [3] [4]	**2.10**	4.34	3.79	4.30	5.58
Dividends declared per common share	**1.01**	0.97	0.92	0.85	0.80
Operating Data					
Life Operations					
Fee income	**$ 2,633**	$ 2,484	$ 2,105	$ 2,100	$ 1,532
Earned premiums	**2,142**	1,886	1,764	1,607	1,505
Assets under management [5]	**168,421**	155,053	145,407	124,528	101,952
Mutual fund assets [6]	**16,809**	11,432	6,374	2,506	972
Property & Casualty Operations [7]					
Written premiums [1]	**7,569**	6,958	6,354	6,119	5,771
Combined ratios					
North American Property & Casualty [8]	**112.4**	102.4	103.3	102.9	102.3
U.S. Industry combined ratios [9]	**117.0**	110.1	107.8	105.6	101.6

[1] 2001 includes a $91 reduction in premiums from reinsurance cessions related to the September 11 terrorist attack ("September 11").

[2] 1998 includes $541 related to the recapture of an in force block of Corporate Owned Life Insurance ("COLI") business from MBL Life Assurance Co. of New Jersey. Also, includes revenues from London & Edinburgh, which was sold in November 1998, for 1998 and 1997 of $1,117 and $1,225, respectively.

[3] 2001 includes $440 of losses ($1.85 per basic and $1.82 per diluted share) related to September 11 and a $130 tax benefit ($0.55 per basic and $0.54 per diluted share) at HLI. 1997 includes an equity gain of $368 ($1.56 per basic and $1.54 per diluted share), resulting from the initial public offering of HLI.

[4] 2001 includes a $34 after-tax charge ($0.14 per basic and per diluted share) related to the cumulative effect of accounting changes for the Company's adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and EITF Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." Also includes an $8 extraordinary after-tax loss ($0.04 per basic and $0.03 per diluted share) related to the Company's retirement of its 8.35% Cumulative Quarterly Income Preferred Securities.

[5] Includes mutual fund assets.

[6] Mutual funds are owned by the shareholders of those funds and not by the Company. As a result they are not reflected in total assets on the Company's balance sheet.

[7] Excludes results of the Other Operations segment.

[8] 2001 includes the impact of September 11. Excluding the impact of September 11, 2001 combined ratio was 103.4.

[9] U.S. Industry Combined Ratio information obtained from A.M. Best. Combined ratio for 2001 is an A.M. Best estimate prepared as of January 2002.

Consolidated Statements of Income

For the years ended December 31, (In millions, except for per share data)	2001	2000	1999
Revenues			
Earned premiums	$ 9,409	$ 8,941	$ 8,342
Fee income	2,633	2,484	2,105
Net investment income	2,850	2,674	2,627
Other revenue	491	459	420
Net realized capital gains (losses)	(236)	145	34
Total revenues	15,147	14,703	13,528
Benefits, claims and expenses			
Benefits, claims and claim adjustment expenses	9,764	8,419	7,902
Amortization of deferred policy acquisition costs and present value of future profits	2,214	2,213	2,011
Insurance operating costs and expenses	2,037	1,958	1,779
Goodwill amortization	60	28	10
Other expenses	718	667	591
Total benefits, claims and expenses	14,793	13,285	12,293
Income before income taxes, minority interest, extraordinary item and cumulative effect of accounting changes	354	1,418	1,235
Income tax expense (benefit)	(195)	390	287
Income before minority interest, extraordinary item and cumulative effect of accounting changes	549	1,028	948
Minority interest in consolidated subsidiary	—	(54)	(86)
Extraordinary loss from early retirement of debt, net of tax	(8)	—	—
Cumulative effect of accounting changes, net of tax	(34)	—	—
Net income	$ 507	$ 974	$ 862
Basic earnings per share			
Income before extraordinary item and cumulative effect of accounting changes	$ 2.31	$ 4.42	$ 3.83
Extraordinary loss from early retirement of debt, net of tax	(0.04)	—	—
Cumulative effect of accounting changes, net of tax	(0.14)	—	—
Net income	$ 2.13	$ 4.42	$ 3.83
Diluted earnings per share			
Income before extraordinary item and cumulative effect of accounting changes	$ 2.27	$ 4.34	$ 3.79
Extraordinary loss from early retirement of debt, net of tax	(0.03)	—	—
Cumulative effect of accounting changes, net of tax	(0.14)	—	—
Net income	$ 2.10	$ 4.34	$ 3.79
Weighted average common shares outstanding	237.7	220.6	224.9
Weighted average common shares outstanding and dilutive potential common shares	241.4	224.4	227.5
Cash dividends declared per share	$ 1.01	$ 0.97	$ 0.92

For additional information, see the Company's Annual Report on Form 10-K.

Consolidated Balance Sheets

As of December 31, (In millions, except for share data)	2001	2000
Assets		
Investments		
Fixed maturities, available for sale, at fair value (amortized cost of $39,154 and $33,856)	**$ 40,046**	$ 34,492
Equity securities, available for sale, at fair value (cost of $1,289 and $921)	**1,349**	1,056
Policy loans, at outstanding balance	**3,317**	3,610
Other investments	**1,977**	1,511
Total investments	**46,689**	40,669
Cash	**353**	227
Premiums receivable and agents' balances	**2,432**	2,295
Reinsurance recoverables	**5,162**	4,579
Deferred policy acquisition costs and present value of future profits	**6,420**	5,305
Deferred income tax	**693**	682
Goodwill	**1,694**	1,202
Other assets	**3,075**	2,519
Separate account assets	**114,720**	114,054
Total assets	**$ 181,238**	$ 171,532
Liabilities		
Future policy benefits, unpaid claims and claim adjustment expenses		
Property & Casualty	**$ 16,678**	$ 15,874
Life	**8,819**	7,105
Other policyholder funds and benefits payable	**19,355**	15,848
Unearned premiums	**3,436**	3,093
Short-term debt	**599**	235
Long-term debt	**1,965**	1,862
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures	**1,412**	1,243
Other liabilities	**5,241**	4,754
Separate account liabilities	**114,720**	114,054
Total liabilities	**172,225**	164,068
Stockholders' Equity		
Common stock—authorized 400,000,000, issued 248,477,367 and 238,645,675 shares, par value $0.01	**2**	2
Additional paid-in capital	**2,362**	1,686
Retained earnings	**6,152**	5,887
Treasury stock, at cost — 2,941,340 and 12,355,414 shares	**(37)**	(480)
Accumulated other comprehensive income	**534**	369
Total stockholders' equity	**9,013**	7,464
Total liabilities and stockholders' equity	**$ 181,238**	$ 171,532

For additional information, see the Company's Annual Report on Form 10-K.

(in millions)

Cash Flows

	2001	2000	1999
Operating cash flows	$ 2,303	$ 2,435	$ 954
Investing cash flows	$ (5,536)	$ (2,164)	$ 2,216
Financing cash flows	$ 3,365	$ (208)	$ (3,104)
Cash—beginning of year	$ 227	$ 182	$ 123
Cash—end of year	$ 353	$ 227	$ 182

Investments

	2001		2000	
	Amount	Percent	Amount	Percent
United States Government/Government agencies	$ 2,545	6.4%	$ 1,988	5.8%
AAA	10,087	25.2%	10,098	29.3%
AA	5,769	14.4%	5,946	17.2%
A	11,112	27.7%	8,754	25.4%
BBB	6,853	17.1%	4,570	13.2%
BB & below	1,573	3.9%	1,040	3.0%
Short-term	2,107	5.3%	2,096	6.1%
Total fixed maturities	40,046	100.0%	34,492	100.0%
Equities	1,349		1,056	
Other investments	5,294		5,121	
Total investments	$ 46,689		$ 40,669	

Insurance Financial Strength Ratings

	A.M. Best	Fitch	Standard & Poor's	Moody's
Hartford Fire	A+	AA	AA	Aa3
Hartford Life Insurance Company	A+	AA+	AA	Aa3
Hartford Life & Accident	A+	AA+	AA	Aa3
Hartford Life & Annuity	A+	AA+	AA	Aa3

For additional information, see the Company's Annual Report on Form 10-K.

Senior Management

Executive and Corporate Officers

Ramani Ayer
Chairman, President and Chief Executive Officer

Thomas M. Marra
Executive Vice President

David K. Zwiener
Executive Vice President

David M. Johnson
Executive Vice President and Chief Financial Officer

Neal S. Wolin
Executive Vice President and General Counsel

David M. Znamierowski
Group Senior Vice President and Chief Investment Officer

David H. Annis
Group Senior Vice President, Information Technology

Randall I. Kiviat
Group Senior Vice President, Human Resources

Edward L. Morgan, Jr.
Group Senior Vice President, Corporate Relations

Joel Freedman
Senior Vice President, Government Affairs

John N. Giamalis
Senior Vice President and Controller

Hartford Investment Management Company (HIMCO)

David M. Znamierowski
President

Life

Thomas M. Marra
President and Chief Operating Officer

Robert A. Kerzner
Executive Vice President, Individual Life Division, and President, Woodbury Financial Services

John C. Walters
Executive Vice President, Investment Products Division

Stephen T. Joyce
Senior Vice President, Investment Products

David M. Levenson
Senior Vice President, Investment Products

Lizabeth H. Zlatkus
Executive Vice President, Group Benefits Division

Gregory A. Boyko
Senior Vice President, International

Ann M. de Raismes
Senior Vice President, Human Resources

David T. Foy
Senior Vice President and Chief Financial Officer

Lois W. Grady
Senior Vice President, Fortis Integration/Operations

Craig R. Raymond
Senior Vice President and Chief Actuary

Christine H. Repasy
Senior Vice President and General Counsel

Vittorio M. Severino
Senior Vice President, Information Technology

Walter C. Welsh
Senior Vice President, Government Affairs

PLANCO Financial Services, Inc.

Kevin M. Connor
Managing Director

Sean E. O'Hara
Managing Director

Timothy J. Seifert
Managing Director

International Corporate Marketing Group (ICMG)

Joseph F. Mahoney
President

Property & Casualty

David K. Zwiener
President and Chief Operating Officer

Judith A. Blades
Senior Executive Vice President, Property & Casualty

J. Paul Kennedy
Executive Vice President, Personal Lines

David H. McElroy
Senior Vice President, Hartford Financial Products

Ralph J. Palmieri
Senior Vice President, Specialty Property

James M. Ruel
Senior Vice President, Select Customer

Gary J. Thompson
Senior Vice President, Middle Market

Fred H. Eppinger
Executive Vice President, Field and Service Operations

Richard J. Law
Senior Vice President, Field Operations

Sharon A. Ritchey
Senior Vice President, Contact Center Operations

Joseph Z. Gauches
Executive Vice President, E-Commerce and Technology

Calvin Hudson
Executive Vice President, Claims

David R. Robb
Executive Vice President

Raymond J. Sprague
Executive Vice President, Reinsurance Operations

Michael J. Dury
Senior Vice President and Chief Financial Officer

Robert A. Ferreira
Senior Vice President, Human Resources

Richard W. Palczynski
Senior Vice President and Chief Actuary

Corporate Information

Corporate Headquarters
The Hartford Financial
Services Group, Inc.
690 Asylum Avenue
Hartford, Connecticut 06115
860-547-5000

Internet Address
http://www.thehartford.com

Annual Meeting
Shareholders are cordially invited to attend The Hartford's Annual Meeting of Shareholders, which will be held on Thursday, April 18, 2002 at 9:00a.m. in the Wallace Stevens Theater at The Hartford Financial Services Group, Inc.'s home office at 690 Asylum Avenue, Hartford, Connecticut. Shareholders of record as of February 28, 2002 are entitled to notice of, and to vote at, the Annual Meeting.

Form 10-K and Other Information
Shareholders may receive, without charge, a copy of The Hartford's Form 10-K (without exhibits) filed with the Securities and Exchange Commission for the year ended December 31, 2001 by contacting 1-888-FACT-HIG. Forms 10-Q, press releases, and other shareholder communications are also available through this toll-free number.

Transfer Agent/Shareholder Records
For information or assistance regarding stock records, dividend checks or stock certificates, please contact The Hartford's transfer agent:

The Bank of New York
Shareholder Relations Department–11E
P.O. Box 11258
Church Street Station
New York, NY 10286
800-254-2823

To send certificates for transfer and address changes:

The Bank of New York
Receive and Deliver Department–11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Address inquiries about The Hartford's Dividend Reinvestment and Cash Payment Plan to:

The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774

E-mail: shareowner-svcs@bankofny.com

Internet address: www.stockbny.com

Investor Relations
The Hartford Financial
Services Group, Inc.
Hartford Plaza, HO-1-01
Hartford, Connecticut 06115
Attn: Investor Relations
860-547-2537

Media Inquiries
The Hartford Financial
Services Group, Inc.
Media Relations
Hartford Plaza, T-12-56
Hartford, CT 06115
860-547-5200

Common Stock and Dividend Information
The Hartford's common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol "HIG." The following table presents the high and low closing prices for the common stock of The Hartford on the NYSE for the periods indicated, and the quarterly dividends declared per share.

	Common Stock Price		Dividends
	High	Low	Declared
2001			
First quarter	$ 67.75	$ 55.15	$0.25
Second quarter	70.46	56.88	0.25
Third quarter	69.28	50.10	0.25
Fourth quarter	62.83	53.91	0.26
2000			
First quarter	$ 52.75	$ 29.38	$0.24
Second quarter	64.00	44.25	0.24
Third quarter	73.75	56.38	0.24
Fourth quarter	79.31	65.44	0.25

As of February 28, 2002 there were approximately 120,000 shareholders of The Hartford.

Design: Gene Mayer Associates, Inc. www.shareholderfocus.com Text: Daniel D. Elman Photography: Ted Kawalerski; page 8, Amy Etra

The Hartford Financial Services Group, Inc.

Hartford Plaza, 690 Asylum Avenue

Hartford, Connecticut 06115

FORM 100025[2001]